January 27, 2014	Lisa M. Kahle
T +1 (415) 315-6320
F +1 (415) 315-6033
lisa.kahle@ropesgray.com

Via EDGAR and E-Mail

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Tengion, Inc. Preliminary Proxy Statement on Schedule 14A Filed on January 15, 2014 File No. 001-34688

Dear Mr. Riedler:

On behalf of Tengion, Inc. (“Tengion” or the “Company”), we are responding to the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated January 24, 2014 (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”).  In response to the comment set forth in the Comment Letter, Tengion has amended the disclosure in the Preliminary Proxy, which disclosure will be reflected in the Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy”) that Tengion will file with the Securities and Exchange Commission on January 27, 2014.  For your convenience, we have repeated the Staff’s comment below in bold face type before our response below.  The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

1.
We note your disclosure that the proposed amendment to your Certificate of Incorporation will increase the number of authorized shares of your common stock. We also note your disclosure on page 13 of several different purposes of the amendment, including “to raise additional capital to fund the Company’s business” and “to provide flexibility for future corporate action, including grants of equity or equity-based awards.” Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the approval of the amended Certificate of Incorporation. If you currently have no such plans, arrangements or understandings, please revise your disclosure to so state.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
January 27, 2014

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will include the following sentence at the end of the paragraph under the heading “Purpose of the Amendment” on page 13 of the Company’s Definitive Proxy: “The Company has no current plans to issue the additional shares that would be authorized by this proposal except in connection with its existing contractual obligations upon the conversion of outstanding convertible notes or exercise of outstanding warrants and in connection with issuing shares of common stock in lieu of interest payments under the existing outstanding convertible notes.”

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We thank you in advance for your consideration of this response.  If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Lisa M. Kahle
Lisa M. Kahle

cc:	A. Brian Davis, Tengion, Inc.
Marc A. Rubenstein, Ropes & Gray LLP